Exhibit 10.1

May 21, 2014

Reid Simpson

[Address Redacted]

Dear Reid,

I am pleased to extend an offer to you for the position of Senior Vice President & Chief Financial Officer, with Career Education Corporation, with a hire date of May 22nd, 2014, reporting directly to me. This offer is contingent upon successful completion of reference and background checks, and as per our standard protocol for senior officers, final approval by our Compensation Committee and the execution of a non-compete. The terms of our offer are as follows:

1.	The salary for the position will initially be $425,000.00 on an annualized basis. This salary amount can be increased from time to time by the Executive Compensation Committee.

2.	You will earn vacation at a rate of 20 days per year, earned ratably over the course of the calendar year.

3.	You will be eligible to participate in the benefit programs available to our employees as soon as you meet the eligibility requirement of each plan. Eligibility begins on the first day of the month following thirty days of employment for most of our benefits plans. You will receive information about the process for enrolling in these benefits, which must be completed within the first 30 days of employment.

4.	You will be eligible to participate in the Annual Incentive Award Program (AIP) with a target opportunity of no less than 70% of your eligible earnings for the year for 2014, and for 2015 and 2016. Please note, that in some years, the AIP is designed in such a way that the company must exceed established performance goals in order to receive a full target payout. For 2014, your AIP will be prorated but you will be provided with a minimum guaranteed payout of $148,750.00. To be eligible for this bonus, you must be an employee through December 31st of each bonus year.

5.	You will receive a cash sign-on bonus of $80,000.00. This payment will be made within 30 days of your start date and is contingent upon a start date of May 22, 2014. You must pay taxes on the entire bonus amount. If you decide to leave Career Education Corporation on your own within your first year of employment, you will be required to reimburse Career Education Corporation the entire amount of your signing bonus within 60 days from your employment termination date.

6.	Upon commencement of your employment, you will receive a long-term incentive grant equal in value to $531,300.00. This value will be delivered in 30% Stock Options and 70% will be delivered in Restricted Stock Units, subject to final approval by Career Education’s Compensation Committee. In consideration of receiving these initial grants, and as a term and condition of your employment with Career Education, you agree to be bound by a two year non-compete agreement, the terms of which will be contained in the agreements granting the RSUs and Stock Options. The Stock Options and RSUs vest ratably over 4 years, and some portion of the RSU grant (to be determined at the time of the grant) may be settled in cash. This initial grant will be made as soon as feasible following your start date and in compliance with regulations established by the Securities and Exchange Commission and Career Education Corporation’s policies (i.e., an award cannot be granted during a blackout period).

7.	Beginning in 2015, you will be eligible to participate in the Long-Term Incentive Award Program (LTIP - or successor program) with a target opportunity of no less than 125% of your base salary for 2015 and 2016. LTIP awards are made annually, typically during the first quarter. Participation in the LTIP and awards amounts granted thereunder is subject to approval annually by the Compensation Committee of the Board of Directors.

8.	As a senior officer of the company, you will be subject to the Company’s Officer Stock Ownership Guidelines which require that you achieve and maintain a certain level of stock ownership (expressed as a multiple of your base salary). We believe the guidelines help align the interests of the senior officer team with those of the Company’s stockholders.

9.	You will be eligible to participate in the Career Education Executive Severance Plan (Executive Severance Plan). In the event you are involuntarily terminated (as defined in the Executive Severance Plan), you will receive, in addition to any other benefits provided under the plan, no less than 12 months of base pay and partial subsidies of COBRA coverage for no less than 12 months, payable in the time and form specified by the terms of the Executive Severance Plan and contingent upon the execution of a severance or separation agreement. In the event the Executive Severance Plan is amended, modified or replaced following the date of this letter, you will continue to be entitled to severance benefits that are no less favorable than the benefits currently in effect under the terms of this letter and the Executive Severance Plan.

10.	You are eligible for our Tier A relocation package. Please see the relocation policy documents for further details. All terms, agreements and restrictions apply to the Company Relocation Policy as administered under our vendor. If you decide to leave Career Education Corporation on your own or based upon termination due to misconduct before one year of employment from your start date, you will be required to reimburse Career Education Corporation the entire amount of your relocation cost, that was paid to you under the Tier A relocation package.

11.	This letter contains all agreements, and supersedes all other agreements, verbal and written, pertaining to your employment with Career Education Corporation. Employment at Career Education Corporation is at-will and may be terminated at the will of either you or Career Education Corporation.

12.	The terms of this letter will inure to the benefit of and be enforceable by your legal representatives, including payment or provision of any unpaid amount or benefit due you immediately prior to your death. The terms of this letter will inure to the benefit of and be binding upon the Company and its successors.

Reid, I am excited about the prospect of you joining Career Education Corporation, and look forward to your contributions to our team and to our students.

Sincerely,

/s/ Scott W. Steffey
Scott W. Steffey
President & Chief Executive Officer
Career Education Corporation

Accepted and Agreed to:

/s/ Reid Simpson		5/21/2014
Reid Simpson	Date